HUNTINGTON INSURANCE

ATTN:     Vicky Dielman

440 POLARIS PKWY., #400

WESTERVILLE, OH 43082

INSURED:	VALUED ADVISERS TRUST
PRODUCT:	DFIBond
POLICY NO:	70437039
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY

Endorsement No: 5 DFI

Bond Number: 70437039

NAME OF ASSURED: VALUED ADVISERS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Valued Advisers Trust

Angel Oak Multi-Strategy Income Fund (A, C, Institutional Shares)

BRC Large Cap Focus Equity Fund

Cloud Capital Strategic Large Cap Fund [name changed to Cloud Capital Strategic All Cap Fund effective Jan. 19, 2015]

Cloud Capital Strategic Mid Cap Fund [merged into Cloud Capital Strategic Large Cap Fund effective Jan. 19, 2015]

Dreman Contrarian Small Cap Value Fund (Class A, Retail, Institutional)

Golub Group Equity Fund

Granite Value Fund

Green Owl Intrinsic Value Fund

LS Opportunity Fund

SMI Dynamic Allocation Fund

Sound Mind Investing Balanced Fund [name changed to SMI Conservative Allocation Fund effective Feb. 28, 2015]

Sound Mind Investing Fund

BFS Equity Fund

Dana Large Cap Equity Fund

Cloud Capital Strategic All Cap Fund [effective Jan. 19, 2015]

SMI Conservative Allocation Fund [effective Feb. 28, 2015]

SMI Bond Fund [effective April 27, 2015]

SMI 50/40/10 Fund [effective April 27, 2015]

This Endorsement applies to loss discovered after 12:01 a.m. on September 22, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 11, 2015

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1